Sub-Item 77C:

                GREENWICH STREET SERIES FUND

                   EQUITY INDEX PORTFOLIO


               Special Meeting of Stockholders
                           held on
                        June 24, 2002


                      Report of Voting

Total Outstanding Shares: 37,683,486.344

Total Shares Voted:       37,683,486.344

% of Outstanding Shares Voted:     100%


                                        Number         Percent of
                                        Of Shares Voted     Voted
Shares

Proposal 1 - Approval of New Investment Advisory
          Agreement:

Common                                  31,905,454.401 84.67%
Against:                                  3,236,190.099     8.59%
Abstained:                                          2,541,841.844
6.74%





Dated:                                          June 24, 2002